UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D



                 Under the Securities Exchange Act of 1934

                             (Amendment No. 5)*

                          XO Communications, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)

              Class A Common Stock, par value $0.02 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 983764101
-------------------------------------------------------------------------------
                               (CUSIP Number)



FRIED, FRANK, HARRIS, SHRIVER                 FORSTMANN LITTLE & Co.
  & JACOBSON                                    SUBORDINATED  DEBT & EQUITY
  ONE NEW YORK PLAZA                            MANAGEMENT BUYOUT
  NEW YORK, NY  10004                           PARTNERSHIP-VII, L.P.
  ATTN: ROBERT C. SCHWENKEL, ESQ.             FORSTMANN LITTLE & Co. Equity
  (212) 859-8000                                PARTNERSHIP-VI, L.P.
                                              FL FUND, L.P.
                                              THEODORE J. FORSTMANN
                                              C/O FORSTMANN LITTLE & Co.
                                                767 FIFTH AVENUE
                                                NEW YORK, NY  10153
                                                ATTN:  WINSTON W. HUTCHINS
                                                (212) 355-5656

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                                June 5, 2001
    -------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 983764101

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VII, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               50,183,823**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             50,183,823**

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    50,183,823**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.7%

14  TYPE OF REPORTING PERSON*

    PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Section 8(a)(i) of the Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series C Cumulative Convertible Participating Preferred Stock (the "Series C Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Amended and Restated Series C Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series C Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series C Certificate of Designation) equal $17.00. Section 8(a)(i) of the Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series G Cumulative Convertible Participating Preferred Stock (the "Series G Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Amended and Restated Series G Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series G Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series G Certificate of Designation) equal $17.00.

                                SCHEDULE 13D

CUSIP No. 983764101

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-VI, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               73,301,588**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             73,301,588**

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    73,301,588**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    21.6%

14  TYPE OF REPORTING PERSON*

    PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Section 8(a)(i) of the Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series D Convertible Participating Preferred Stock (the "Series D Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Amended and Restated Series D Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. A portion of the number of shares referred to in items 7, 9 and 11 above was calculated, with respect to the number of shares of Class A Common Stock issuable upon conversion of the Series D Preferred, in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series D Certificate of Designation) equal $17.00. Section 8(a)(i) of the Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series H Convertible Participating Preferred Stock (the "Series H Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Amended and Restated Series H Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. A portion of the number of shares referred to in items 7, 9 and 11 above was calculated, with respect to the number of shares of Class A Common Stock issuable upon conversion of the Series H Preferred, in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series H Certificate of Designation) equal $17.00.

                                SCHEDULE 13D

CUSIP No. 983764101

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FL FUND, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               43,999**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             43,999**

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    43,999**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%

14  TYPE OF REPORTING PERSON*

    PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Section 8(a)(i) of the Amended and Restated Series D Certificate of Designation sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series D Certificate of Designation) equal $17.00. Section 8(a)(i) of the Amended and Restated Series H Certificate of Designation sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series H Certificate of Designation) equal $17.00.

                                SCHEDULE 13D

CUSIP No. 983764101

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    THEODORE J. FORSTMANN

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               800,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             800,000

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    800,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%

14  TYPE OF REPORTING PERSON*

    IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 5, filed on behalf of Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P., a Delaware limited partnership ("MBO-VII"), Forstmann Little & Co. Equity Partnership-VI, L.P., a Delaware limited partnership ("Equity-VI"), FL Fund, L.P., a Delaware limited partnership ("FL Fund", and together with MBO-VII and Equity-VI, the "FL Partnerships"), and Theodore J. Forstmann ("Mr. Forstmann" and, collectively with MBO-VII, Equity-VI and FL Fund, the "Reporting Persons"), amends and supplements the Schedule 13D filed on behalf of the FL Partnerships with the Securities and Exchange Commission on January 25, 2000, as amended by Amendment No. 1 filed on May 25, 2000, Amendment No. 2 filed on June 16, 2000, Amendment No. 3 filed on July 10, 2000, and Amendment No. 4 filed on May 1, 2001 (the "Schedule 13D"), relating to the Class A Common Stock, par value $0.02 per share, of XO Communications, Inc., a Delaware Corporation. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

Item 3 is hereby amended to add the following:

As more fully described in Item 6 below, on June 5, 2001, the transactions contemplated by the Amendment and Stock Purchase Agreement were consummated and, in connection therewith, (i) Equity-VI acquired 50,000,000 shares of Class A Common Stock, (ii) the Amended and Restated Series C Certificate of Designation, the Amended and Restated Series D Certificate of Designation, the Amended and Restated Series G Certificate of Designation and the Amended and Restated Series H Certificate of Designation became effective and (iii) Equity-VI paid XO an aggregate purchase price of $250,000,000 (the "Purchase Price") in consideration for the transactions described above in (i) and (ii).

Equity-VI obtained the funds to pay the Purchase Price from capital contributions made by the partners of each of Equity-VI.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

Item 5 is hereby amended as follows:

          The following information is as of June 5, 2001:

          (i)  MBO-VII:

          (a)  Amount Beneficially Owned:

          MBO-VII directly owns 584,375 shares of Series C Preferred, which are convertible into 34,375,000 shares of Class A Common Stock, assuming the conversion of all Series C Preferred and Series D Preferred pursuant to
Section 8(a)(i) of the Amended and Restated Series C Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series C Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series C Certificate of Designation) equal $17.00.

          MBO-VII directly owns 268,750 shares of Series G Preferred, which are convertible into 15,808,823 shares of Class A Common Stock, assuming the conversion of all Series G Preferred and Series H Preferred pursuant to
Section 8(a)(i) of the Amended and Restated Series G Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series G Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series G Certificate of Designation) equal $17.00.

          FLC XXXIII Partnership ("FLC XXXIII"), a New York general partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of MBO-VII. Mr. Forstmann, Sandra J. Horbach, Erskine B. Bowles, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement), and Tywana LLC, a North Carolina limited liability company having its principal business office at 201 North Tryon Street, Suite 2450, Charlotte, N.C. 28202, are the general partners of FLC XXXIII.

          The shares of Series C Preferred and Series G Preferred beneficially owned by MBO-VII as calculated above are convertible into approximately 13.7% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations promulgated thereunder (the "Act"), and there being
(i) 266,807,438 shares of Class A Common Stock outstanding as of May 8, 2001, based on XO's quarterly report on Form 10-Q for the period ended March 31, 2001, and (ii) an additional 50,000,000 shares of Class A Common Stock issued and outstanding as of June 5, 2001, after giving effect to the closing of the transactions contemplated by the Amendment and Stock Purchase Agreement.

          (b) Assuming conversion of all shares of Series C Preferred and Series G Preferred beneficially owned by MBO-VII, number of shares as to which MBO-VII has:

          (i) sole power to vote or to direct the vote - 50,183,823.

          (ii) shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of - 50,183,823.

          (iv) shared power to dispose or to direct the disposition of --
None.

          (ii) Equity-VI:

          (a) Amount Beneficially Owned:

          Equity-VI directly owns 265,075 shares of Series D Preferred, which are convertible into 15,592,647 shares of Class A Common Stock, assuming the conversion of all Series C Preferred and Series D Preferred pursuant to Section 8(a)(i) of the Amended and Restated Series D Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series D Certificate of Designation) equal $17.00.

          Equity-VI directly owns 131,052 shares of Series H Preferred, which are convertible into 7,708,941 shares of Class A Common Stock, assuming the conversion of all Series H Preferred and Series G Preferred pursuant to Section 8(a)(i) of the Amended and Restated Series H Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series H Certificate of Designation) equal $17.00.

          Equity-VI directly owns 50,000,000 shares of Class A Common
Stock.

          FLC XXXII Partnership, L.P. ("FLC XXXII"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of Equity-VI. Mr. Forstmann, Sandra J. Horbach, Erskine B. Bowles, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement), and Tywana LLC, a North Carolina limited liability company having its principal business office at the address set forth in Item 5(i)(a) of this statement, are the general partners of FLC XXXII.

          The shares of (i) Series D Preferred and Series H Preferred as calculated above on an as-converted basis and (ii) Common Stock beneficially owned by Equity-VI represent approximately 21.6% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Act and there being (i) 266,807,438 shares of Class A Common Stock outstanding as of May 8, 2001, based on XO's quarterly report on Form 10-Q for the period ended March 31, 2001, and (ii) an additional 50,000,000 shares of Class A Common Stock issued and outstanding as of June 5, 2001, after giving effect to the closing of the transactions contemplated by the Amendment and Stock Purchase Agreement.

          Assuming conversion of all shares of Series D Preferred and Series H Preferred beneficially owned by Equity-VI, number of shares as to which Equity-VI has:

          (i) sole power to vote or to direct the vote - 73,301,588.

          (ii) shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of - 73,301,588.

          (iv) shared power to dispose or to direct the disposition of --
None.

          (iii) FL Fund:

          (a) Amount Beneficially Owned:

          FL Fund directly owns 550 shares of Series D Preferred, which are convertible into 32,352 shares of Class A Common Stock, assuming the conversion of all Series C Preferred and Series D Preferred pursuant to
Section 8(a)(i) of the Amended and Restated Series D Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series D Certificate of Designation) equal $17.00.

          FL Fund directly owns 198 shares of Series H Preferred, which are convertible into 11,647 shares of Class A Common Stock, assuming the conversion of all Series H Preferred and Series G Preferred pursuant to
Section 8(a)(i) of the Amended and Restated Series H Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series H Certificate of Designation) equal $17.00.

          FLC XXXI Partnership, L.P. ("FLC XXXI"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of FL Fund. FLC XXIX Partnership, L.P. ("FLC XXIX"), a New York limited partnership, and FLC XXXIII are the general partners of FLC XXXI. Mr. Forstmann, Sandra J. Horbach, Erskine B. Bowles, Thomas H. Lister, Winston
W. Hutchins, Jamie C. Nicholls (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement), and Tywana LLC, a North Carolina limited liability company having its principal business office at the address set forth in Item 5(i)(a) of this statement, are the general partners of each of FLCXXIX and FLC XXXIII.

          The shares of Series D Preferred and Series H Preferred beneficially owned by FL Fund as calculated above are convertible into less than 0.1% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Act and there being (i) 266,807,438 shares of Class A Common Stock outstanding as of May 8, 2001, based on XO's quarterly report on Form 10-Q for the period ended March 31, 2001, and (ii) an additional 50,000,000 shares of Class A Common Stock issued and outstanding as of June 5, 2001, after giving effect to the closing of the transactions contemplated by the Amendment and Stock Purchase Agreement.

          (b) Assuming conversion of all shares of Series D Preferred and Series H Preferred beneficially owned by FL Fund, number of shares as to which FL Fund has:

          (i) sole power to vote or to direct the vote - 43,999.

          (ii) shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of -
43,999.

          (iv) shared power to dispose or to direct the disposition of --
None.

          (iv) Theodore J. Forstmann:

          (a) Amount Beneficially Owned:

          Mr. Forstmann directly owns 800,000 shares of Class A Common
Stock.

          The shares of Class A Common Stock beneficially owned by Mr. Forstmann represent less than 0.1% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Act and there being (i) 266,807,438 shares of Class A Common Stock outstanding as of May 8, 2001, based on XO's quarterly report on Form 10-Q for the period ended March 31, 2001, and (ii) an additional 50,000,000 shares of Class A Common Stock issued and outstanding as of June 5, 2001, after giving effect to the closing of the transactions contemplated by the Amendment and Stock Purchase Agreement.

          (b) Number of shares as to which Mr. Forstmann has:

          (i) sole power to vote or to direct the vote - 800,000.

          (ii) shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of -
800,000.

          (iv) shared power to dispose or to direct the disposition of --
None.

          (v) Except as set forth above, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any person identified in
Schedule I, beneficially owns any shares of Class A Common Stock or has effected any transactions in shares of Class A Common Stock during the preceding 60 days.

          (vi) The right to receive dividends on, and proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the FL Partnerships is governed by the limited partnership agreements of each such entity, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership interests.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          -------------------------------------------------------------

Item 6 is hereby amended to add the following paragraph immediately before the last paragraph thereof:

Amendment and Stock Purchase Agreement Closing
----------------------------------------------

          The Closing under the Amendment and Stock Purchase Agreement took place on June 5, 2001. At the closing, (i) Equity-VI acquired 50,000,000 shares of Class A Common Stock, (ii) each of the Amended and Restated Series C Certificate of Designation, the Amended and Restated Series D Certificate of Designation, the Amended and Restated Series G Certificate of Designation and the Amended and Restated Series H Certificate of Designation became effective, (iii) Equity-VI paid the Purchase Price in consideration therefore and (iv) XO and the FL Partnerships executed and delivered the Amended and Restated Registration Rights Agreement.

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 6, 2001

                            FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND
                            EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VII, L.P.

                            By:      FLC XXXIII Partnership
                                     its general partner

                            By:       /s/ Winston W. Hutchins
                                     ----------------------------------------
                                     Winston W. Hutchins,
                                     a general partner


                            FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-VI, L.P.

                            By:      FLC XXXII Partnership, L.P.
                                     its general partner

                            By:       /s/ Winston W. Hutchins
                                     ----------------------------------------
                                     Winston W. Hutchins,
                                     a general partner


                            FL FUND, L.P.

                            By:      FLC XXXI Partnership, L.P.
                                     its general partner

                            By:      FLC XXIX Partnership, L.P.
                                     a general partner

                            By:       /s/ Winston W. Hutchins
                                     ----------------------------------------
                                     Winston W. Hutchins,
                                     a general partner

                                      /s/ Theodore J. Forstmann
                                     ----------------------------------------
                                     Theodore J. Forstmann

                                                                 Schedule I
                                                                 ----------

                          FLC XXXIII Partnership:
                             General Partner of
                                  MBO-VII
                                  -------

          FLC XXXIII Partnership, a New York general partnership ("FLC XXXIII"), is the general partner of MBO-VII. Its purpose is to act as general partner of MBO-VII and other limited partnerships affiliated with MBO-VII. The address of the principal office of FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                                Partners of
                                 FLC XXXIII
                                 ----------


          The following are the general partners of FLC XXXIII, the general partner of MBO-VII. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. With the exception of Tywana LLC, the business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States. Tywana LLC is a North Carolina limited liability company having its principal business office at 201 North Tryon Street, Suite 2450, Charlotte, N.C. 28202.


                           Theodore J. Forstmann
                             Sandra J. Horbach
                             Erskine B. Bowles
                            Winston W. Hutchins
                              Thomas H. Lister
                                 Tywana LLC
                             Jamie C. Nicholls




                        FLC XXXII Partnership, L.P.:
                             General Partner of
                                 Equity-VI
                                 ---------

          FLC XXXII Partnership, L.P., a New York limited partnership ("FLC XXXII"), is the general partner of Equity-VI. Its purpose is to act as general partner of Equity-VI and other limited partnerships affiliated with Equity-VI. The address of the principal office of Equity-VI is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                 FLC XXXII
                                 ---------

          The following are the general partners of FLC XXXII, the general partner of Equity-VI. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. With the exception of Tywana LLC, the business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States. Tywana LLC is a North Carolina limited liability company having its principal business office at 201 North Tryon Street, Suite 2450, Charlotte, N.C. 28202.

                           Theodore J. Forstmann
                             Sandra J. Horbach
                             Erskine B. Bowles
                              Thomas H. Lister
                            Winston W. Hutchins
                                 Tywana LLC
                             Jamie C. Nicholls

                        FLC XXXI Partnership, L.P.:
                             General Partner of
                                  FL Fund
                                  -------

          FLC XXXI Partnership, L.P., a New York limited partnership ("FLC XXXI"), is the general partner of FL Fund. Its purpose is to act as general partner of FL Fund and other limited partnerships affiliated with FL Fund. The address of the principal office of FL Fund is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                  FLC XXXI
                                  --------

FLC XXIX Partnership, L.P., a New York limited partnership ("FLC XXIX"), and FLC XXXIII are the general partners of FLC XXXI, the general partner of FL Fund. Their purpose is to act as general partner of FLC XXXI and other limited partnerships affiliated with FLC XXXI. The address of the principal office of each of FLC XXIX and FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.



                            General Partners of
                          FLC XXIX and FLC XXXIII
                          -----------------------

          The following are the general partners of FLC XXIX and FLC XXXIII, the general partners of FLC XXXI. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. With the exception of Tywana LLC, the business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States. Tywana LLC is a North Carolina limited liability company having its principal business office at 201 North Tryon Street, Suite 2450, Charlotte, N.C. 28202.

                           Theodore J. Forstmann
                             Sandra J. Horbach
                             Erskine B. Bowles
                              Thomas H. Lister
                            Winston W. Hutchins
                                 Tywana LLC
                             Jamie C. Nicholls